SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                   NYFIX, INC.
                                   -----------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    670712108
                                    ---------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000



                                October 12, 2006
                                ----------------

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 3 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity IX, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 4 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus IX, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 5 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 6 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 7 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 8 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. - 670712108
                                                              Page 9 of 19 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               17,250,000
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,250,000
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock"), of NYFIX, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Wall Street, 26th Floor, New York, New York 10005.

Item 2. Identity and Background

     (a) This Schedule 13D is being filed by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX ("WP IX LLC"), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company that manages WP IX ("WP LLC"), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC ("WP"), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

     (c) The principal business of WP IX is that of making private equity and related investments. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is managing certain private equity funds, including WP IX. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

     (d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) WP IX is a limited partnership organized under the laws of the State of Delaware. WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Kaye and Landy are citizens of the United States of America. Except as otherwise indicated on
Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On September 4, 2006, WP IX and the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which WP IX agreed to acquire shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), and a warrant (the "Warrant") to purchase 2,250,000 shares of Common Stock. At the closing of the transaction on October 12, 2006, the Issuer sold 1,500,000 shares of Series B Preferred Stock to WP IX at an aggregate purchase price of $75,000,000, or $50 per share, and issued the Warrant at no further cost.

     All of the funds required to acquire the Series B Preferred Stock and the Warrant were obtained from capital contributions from WP IX's partners.

Item 4. Purpose of Transaction

     The acquisition by WP IX of the Series B Preferred Stock and the Warrant was effected because of the belief that the Series B Preferred Stock and the Warrant represented, and continues to represent, an attractive investment. The Reporting Persons beneficially own the Series B Preferred Stock and the Warrant as an investment. Subject to certain restrictions set forth in the Purchase Agreement and described below under "Terms of the Purchase Agreement," the Reporting Persons may from time to time purchase shares of the Issuer's Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer's Common Stock.

     A copy of the Purchase Agreement is listed hereto as Exhibit 2 and incorporated herein by reference, a copy of the Certificate of Designations of Series B Preferred Stock is listed hereto as Exhibit 3 and incorporated herein by reference, a copy of the Warrant is listed hereto as Exhibit 4 and incorporated herein by reference and a copy of the Registration Rights Agreement is listed hereto as Exhibit 5 and incorporated herein by reference. Set forth below is a summary of the material terms of the Purchase Agreement, the Series B Preferred Stock, the Warrant and the Registration Rights Agreement. Such summary is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations, the Warrant and the Registration Rights Agreement.

Terms of the Series B Preferred Stock
-------------------------------------

     Each share of Series B Preferred Stock is convertible at the option of the holder, in whole or in part, at any time and from time to time initially into 10 shares of Common Stock at an initial conversion price of $5.00 per share. The Series B Preferred Stock is also convertible at the option of the Issuer, in whole or in part, at any time and from time to time after April 12, 2008 if the price per share of the Company's Common Stock reaches certain levels, at the same initial conversion price and conversion rate. The conversion rate and conversion price is subject to adjustment upon certain events, including stock splits or combinations, stock dividends, rights distributions and similar events, and adjustments for anti-dilution protection for certain issuances below the conversion price.

     The Series B Preferred Stock has the right to receive semi-annual dividends at an annual rate of 7.0%. The dividends will be paid-in-kind in the form of additional shares of Common Stock of the Issuer. The number of shares of Common Stock to be issued in payment of the dividend with respect to each share of Series B Preferred Stock will be determined by dividing (i) the amount of the dividend that would have been payable with respect to such share of Series B Preferred Stock had the dividend been paid in cash by (ii) the conversion price then in effect. The holders of Series B Preferred Stock will also be entitled to receive any dividends or distributions paid on the Common Stock on an as converted basis. Dividends on the Series B Preferred Stock shall compound semi-annually to the extent unpaid.

     In the event of a liquidation, dissolution or winding up of the Issuer, the holders of the Series B Preferred Stock will be entitled to receive a liquidation preference payment of an amount in cash per share equal to the greater of (i) the initial purchase price per share, plus an amount equal to the greater of (x) any accrued but unpaid dividends (whether or not declared) and
(y) the amount in cash that each holder would have received if all accrued but unpaid dividends (whether or not declared) had been paid in shares of Common Stock immediately prior to the liquidation, and (ii) the payment that would be received by the holders if the Series B Preferred Stock were converted into Common Stock immediately prior to such liquidation, dissolution or winding up and the holders had received all accrued but unpaid dividends (whether or not declared) in shares of Common Stock through the date of the liquidation.

     Upon a change of control of the Issuer approved by the Issuer's Board of Directors, WP IX may, at its election, (i) treat the Series B Preferred Stock as if converted into Common Stock and receive the consideration due to the holders of Common Stock or (ii) receive its liquidation preference. If such a change of control occurs before October 12, 2009, the liquidation preference shall be an amount in cash per share equal to the then current liquidation preference plus the greater of (x) the per share amount of all dividends that would have been payable on the Series B Preferred Stock commencing on the date of the change of control through and including the third anniversary of the closing date and (y) the amount in cash the holder would have received if all dividends described in clause (x) had been paid in shares of Common Stock immediately prior to the change of control.

     At any time after the 18-month anniversary of the closing date, the Series B Preferred Stock will be convertible into shares of Common Stock at the option of the Issuer, in whole or in part, if the price per share of the Issuer's Common Stock reaches certain levels ranging from 3.5 times the conversion price for the period between the 18-month and 36-month anniversaries of the closing date to 2.5 times the conversion price for the period following the 5-year anniversary of the closing date.

     The holders of the Series B Preferred Stock will have the right to vote with the Common Stock on an as-converted basis. Effective upon the re-listing of the Common Stock on the Nasdaq National Market, solely for purposes of voting, the conversion price will be deemed to be the higher of the then applicable conversion price and the closing price of the Common Stock on the date of closing.

     For so long as WP IX owns at least 50% of the shares of the Series B Preferred Stock issued on the closing date, the holders of the Series B Preferred Stock shall have the right to elect 2 Directors to the Issuer's Board of Directors. At such time as WP IX has converted at least 50% of the Series B Preferred Stock issued on the closing date, (i) for so long as WP IX owns at least two-thirds of the Common Stock issued upon its conversion of all shares of Series B Preferred Stock converted on or before such time, the Issuer will use its reasonable best efforts to nominate and cause to be elected two Directors designated by WP IX, and (ii) for so long as WP IX owns at least one-third (but less than two-thirds) of the shares of Common Stock issued upon its conversion of all shares of Series B Preferred Stock converted on or before such time, the Issuer will use its best efforts to nominate and cause to be elected one Director designated by WP IX.

     For so long as at least 50% of the Series B Preferred Stock remains outstanding, the holders of a majority of the Series B Preferred Stock will be required to approve: (i) changes to the terms of the Series B Preferred Stock,
(ii) the adoption or amendment of any shareholder rights plan that would dilute the economic or voting interest of the Series B Preferred Stock, (iii) incurrence of debt, distribution of assets, payment of dividends or repurchase of securities if following such transaction the Issuer's net debt divided by EBITDA would be in excess of 3.0, (iv) creation or incurrence of any equity or equity-linked security senior or pari passu as to dividends or liquidation rights to the Series B Preferred Stock, or (v) subject to certain exceptions, any increase in the size of the Issuer's Board of Directors to more than 12 members.

     In the event that the Issuer fails for any reason to file its audited financial statements for each of the three years ended December 31, 2003, 2004 and 2005 and the six month period ended June 30, 2006 with the Securities and Exchange Commission (the "Commission") prior to February 15, 2007, the conversion price of the Series B Preferred Stock will be automatically reset to the lowest average closing price of the Common Stock for the 30 day period preceding the actual date of filing, if such price is below the conversion price. In the event that certain financial representations of the Issuer in the Purchase Agreement prove to have been incorrect in any material respect as of the date they were made, the conversion price of the Series B Preferred Stock will be automatically reset, to the lesser of (i) the average closing price of the Common Stock for each consecutive 30 day period following the date of public announcement by the Issuer that its audited financial statements are complete and (ii) the average closing price of the Common Stock for the 30 day period following the actual date of filing, if such lower price is less than the conversion price. In either circumstance described above, the conversion price may not be reduced by more than 25% from the then current conversion price. In addition, during the circumstances described above, the holders of Series B Preferred Stock will have the right to elect one additional director to the Issuer's Board of Directors.

Terms of the Warrant
--------------------

     The Warrant is exercisable at the option of the holder, in whole or in part, at any time and from time to time prior to October 12, 2016. The Warrant entitles WP IX to purchase 2,250,000 shares of Common Stock at an initial exercise price of $7.75. The exercise price is subject to adjustment upon certain events, including stock splits or combinations, stock dividends, rights distributions and similar events.

Terms of the Purchase Agreement
-------------------------------

     Pursuant to the Purchase Agreement, WP IX has agreed that, until October 12, 2011, WP IX will not, except in certain limited circumstances, by itself or in concert with others, acquire any shares of capital stock of the Issuer if, after giving effect to such acquisition, WP IX would own more than 40% of the outstanding shares of Common Stock on an as converted basis. If WP IX becomes the beneficial owner of 45% or more of the Common Stock on an as converted fully diluted basis, WP IX must exchange the shares of capital stock of the Issuer owned by WP IX in excess of 45% for Series C Non-Voting Convertible Preferred Stock of the Issuer, par value $1.00 per share ("Series C Preferred Stock"). The terms of the Series C Preferred Stock are substantially similar to the terms of the Series B Preferred Stock except that the holders of Series C Preferred Stock will not be entitled to any voting rights.

     The Purchase Agreement grants WP IX subscription rights to purchase a pro rata portion of equity securities sold by the Issuer after the closing of the transaction.

     Pursuant to the Purchase Agreement, the Issuer is required to, as promptly as practicable after the closing of the transaction, institute a new stock option plan constituting 9,450,000 shares of Common Stock (in addition to the existing stock option plans), representing approximately 15% of the aggregate shares of Common Stock then outstanding on a fully diluted basis.

     In addition, the Issuer is required to hold a shareholders meeting to increase its authorized share capital in an amount sufficient to provide for the conversion of, and payment of dividends upon, the Series B Preferred Stock, the exercise of the Warrant and the exercise of all options granted or available for grant under any outstanding options or option plans of the Issuer. In connection with this, the Issuer must file a proxy statement within 30 days of the closing date and effect such capital increase within 120 days of the date of filing with the Commission of its audited financial statements for the year ended December 31, 2005, and in no event later than June 15, 2007; failure to timely file the proxy or effect the share capital increase will result in an increase in the dividend rate of two percentage points on the date of such default, with further increases of two percentage points on the anniversary of such default until such time as the share capital increase is effected, at which time the dividend rate will be reset such that such increases have no further force or effect. If the shareholders of the Issuer approve the increase in share capital, the Issuer is required to promptly file with the Secretary of State of the State of Delaware the applicable amended and restated certificate of incorporation effecting such capital stock increase.

     Pursuant to the terms of the Purchase Agreement, on September 4, 2006, the Issuer and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.) entered into Amendment No. 2 to Rights Agreement ("Amendment No. 2"), which amends the Rights Agreement (the "Rights Agreement"), dated as of September 1, 1997, between the Issuer and ChaseMellon Shareholder Services, L.L.C., as amended by Amendment No. 1 to Rights Agreement, dated October 25, 1999. As a result of the amendment, neither the execution of the Purchase Agreement nor the acquisition by WP IX of the Company's securities pursuant to the Purchase Agreement will trigger the commencement of the exercise period with respect to the rights granted under the Rights Agreement, so long as WP IX does not breach certain terms of the Purchase Agreement.

     Pursuant to the Purchase Agreement, on October 12, 2006, the Issuer appointed William Janeway and Cary Davis to its Board of Directors. Also pursuant to the Purchase Agreement, on September 4, 2006, Robert C. Gasser resigned as the Issuer's Chief Executive Officer and the Board of Directors of the Issuer elected Howard Edelstein to replace Mr. Gasser as Chief Executive Officer, effective September 5, 2006. Upon closing of the transaction, Mr. Edelstein also became a Director of the Issuer.

Terms of the Registration Rights Agreement
------------------------------------------

     On October 12, 2006, the Issuer entered into a registration rights agreement with WP IX (the "Registration Rights Agreement"), which grants to WP IX the right to two demand registrations, unlimited piggyback registrations and three S-3 shelf registrations for any shares of Common Stock held by WP IX, subject to certain conditions.

Additional Disclosure
---------------------

     Except as described in the Purchase Agreement, the Registration Rights Agreement, the Certificate of Designations or the Warrant, and as otherwise set forth in this Schedule 13D, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) WP IX is the direct record owner of (i) 1,500,000 shares of Series B Preferred Stock, and (ii) a Warrant to purchase an aggregate of 2,250,000 shares of Common Stock, subject to adjustment under certain circumstances. Each share of Series B Preferred Stock is convertible in whole or in part, at any time and from time to time, into 10 shares of Common Stock, subject to adjustment under certain circumstances. The Warrant is exercisable in whole or in part, at any time and from time to time, until October 12, 2016.

     Accordingly, as of October 12, 2006, WP IX is deemed to beneficially own an aggregate of 17,250,000 shares of Common Stock, which represents approximately 32% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). This percentage is based on 36,654,986 shares of Common Stock outstanding as of September 4, 2006, as provided in the Purchase Agreement.

     Due to their respective relationships with WP IX and each other, the Reporting Persons may be deemed to beneficially own, in the aggregate, 17,250,000 shares of the Issuer's Common Stock, which represents 32% of the outstanding shares of the Issuer's Common Stock.

     Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the Common Stock.

     (b) Each of the Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of 17,250,000 shares of the Issuer's Common Stock.

     (c) Except for the transactions described in Items 3 and 4 above, no other transactions in shares of the Issuer's Common Stock were effected by the Reporting Persons during the sixty days before the date of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference. Pursuant to the Purchase Agreement, WP IX agreed to acquire 1,500,000 shares of Series B Preferred Stock and a Warrant to purchase up to 2,250,000 shares of Common Stock of the Issuer. In connection with the transaction, the Issuer and WP IX entered into the Registration Rights Agreement, which grants to WP IX the right to two demand registrations, unlimited piggyback registrations and three S-3 shelf registrations for any shares of Common Stock held by WP IX, subject to certain conditions.

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including, but not limited to, the transfer of any of the shares of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated October 19, 2006, among the Reporting Persons, relating to the filing of a joint statement on
               Schedule 13D.

Exhibit 2 Securities Purchase Agreement, dated September 4, 2006, between the Investors listed on Exhibit A thereto and the Issuer (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 8, 2006, and incorporated herein by reference).

Exhibit 3 Certificate of Designations, Number, Voting, Powers, Preferences and Rights of Series B Voting Convertible Preferred Stock and Series C Non-Voting Convertible Preferred Stock of the Issuer(filed as Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed with the Commission on October 18, 2006, and incorporated herein by reference).

Exhibit 4      Warrant to Purchase Common Stock of the Issuer (filed as Exhibit
               10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on October 18, 2006, and incorporated herein by reference).

Exhibit 5 Registration Rights Agreement, dated October 12, 2006, between the Investors listed on Schedule I thereto and the Issuer (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on October 18, 2006, and incorporated herein by reference).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2006


                           WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                           By:  Warburg Pincus IX, LLC, its General Partner,
                              By: Warburg Pincus Partners, LLC, its Sole Member,
                                  By: Warburg Pincus & Co., its Managing
                                      Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS IX, LLC

                           By:  Warburg Pincus Partners, LLC, its Sole
                                Member,
                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS PARTNERS, LLC

                              By:  Warburg Pincus & Co., its Managing
                                   Member

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Scott A. Arenare
                                Title:  Partner


                           WARBURG PINCUS LLC

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Scott A. Arenare
                                Title:  Managing Director

                           WARBURG PINCUS & CO.

                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Scott A. Arenare
                                Title:  Partner


                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Charles R. Kaye
                                By:     Scott A. Arenare, Attorney-in-Fact*



                           By:  /s/ Scott A. Arenare
                                ------------------------------------------------
                                Name:   Joseph P. Landy
                                By:     Scott A. Arenare, Attorney-in-Fact**


* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity IX, L.P. ("WP IX") is Warburg Pincus IX, LLC ("WP IX LLC"), an indirect subsidiary of WP. WP IX, WP IX LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.



                                               GENERAL PARTNERS OF WP
                                               ----------------------

------------------------------ --------------------------------------------------------------------------------------
                                            PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                               TO POSITION WITH WP, AND POSITIONS
            NAME                                  WITH THE REPORTING ENTITIES
------------------------------ --------------------------------------------------------------------------------------
Joel Ackerman                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Scott A. Arenare               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Gregory Back                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
David Barr                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Harold Brown                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Sean D. Carney                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Mark Colodny                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
David A. Coulter               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Timothy J. Curt                Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
W. Bowman Cutter               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Cary J. Davis                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
David W. Dorman                Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Michael Graff                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Patrick T. Hackett             Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Jeffrey A. Harris              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Stewart J. Hen                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
William H. Janeway             Partner of WP; Member and Vice Chairman of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Julie A. Johnson Staples       Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Chansoo Joung                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Peter R. Kagan                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Charles R. Kaye                Managing General Partner of WP; Managing Member and Co-President of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Henry Kressel                  Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Kevin Kruse                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Joseph P. Landy                Managing General Partner of WP; Managing Member and Co-President of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Sidney Lapidus                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Kewsong Lee                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Jonathan S. Leff               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Philip Mintz                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Rodman W. Moorhead III         Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
James Neary                    Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Bilge Ogut                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Dalip Pathak                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Lionel I. Pincus               Partner of WP; Member and Chairman of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Michael F. Profenius           Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Stan Raatz                     Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Henry B. Schacht               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Steven G. Schneider            Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Mimi Strouse                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Patrick Sullivan               Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Barry Taylor                   Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------




Christopher H. Turner          Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
John L. Vogelstein             Partner of WP; Member and Vice Chairman of WP LLC
------------------------------ --------------------------------------------------------------------------------------
John R. Vrolyk                 Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Elizabeth H. Weatherman        Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
David J. Wenstrup              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Rosanne Zimmerman              Partner of WP; Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Pincus & Company LLC*
------------------------------ --------------------------------------------------------------------------------------
WP & Co. Partners,
L.P.**
------------------------------ --------------------------------------------------------------------------------------
Warburg Pincus VP
Partnership, L.P.***
------------------------------ --------------------------------------------------------------------------------------

_____________________

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP *** Delaware limited partnership; primary activity is ownership interest in WP

                                                  MEMBERS OF WP LLC
                                                  -----------------

------------------------------ --------------------------------------------------------------------------------------
                                            PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                             TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                  WITH THE REPORTING ENTITIES
------------------------------ --------------------------------------------------------------------------------------
Joel Ackerman                  Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Scott A. Arenare               Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Gregory Back                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
David Barr                     Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Harold Brown                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Sean D. Carney                 Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Stephen John Coates (1)        Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Mark Colodny                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
David A. Coulter               Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Timothy J. Curt                Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
W. Bowman Cutter Member and Mag Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Cary J. Davis                  Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
David W. Dorman                Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Rajiv Ghatalia (2)             Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Michael Graff                  Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Patrick T. Hackett             Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Jeffrey A. Harris              Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Stewart J. Hen                 Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
William H. Janeway             Member and Vice Chairman of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Julie A. Johnson Staples       Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Chansoo Joung                  Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Peter R. Kagan                 Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Charles R. Kaye                Managing Member and Co-President of WP LLC; Managing General Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Rajesh Khanna (2)              Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Henry Kressel                  Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Kevin Kruse                    Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Joseph P. Landy                Managing Member and Co-President of WP LLC; Managing General Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Sidney Lapidus                 Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Kewsong Lee                    Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Jonathan S. Leff               Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Jeff Leng (3)                  Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
David Li (4)                   Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)        Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Philip Mintz                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Rodman W. Moorhead III         Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
James Neary                    Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Bilge Ogut                     Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Dalip Pathak                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Lionel I. Pincus               Member and Chairman of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Pulak Chandan Prasad (2)       Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Michael F. Profenius           Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Stan Raatz                     Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Henry B. Schacht               Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Steven G. Schneider            Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Joseph C. Schull (5)           Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Mimi Strouse                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Patrick Sullivan               Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Chang Q. Sun (4)               Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Barry Taylor                   Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Christopher H. Turner          Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------




Simon Turton (1)               Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
John L. Vogelstein             Member and Vice Chairman of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
John R. Vrolyk                 Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Elizabeth H. Weatherman        Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
David J. Wenstrup              Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Peter Wilson (1)               Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Jeremy S. Young (1)            Member and Managing Director of WP LLC
------------------------------ --------------------------------------------------------------------------------------
Rosanne Zimmerman              Member and Managing Director of WP LLC; Partner of WP
------------------------------ --------------------------------------------------------------------------------------
Pincus & Company LLC*
------------------------------ --------------------------------------------------------------------------------------


     (1) Citizen of United Kingdom
     (2) Citizen of India
     (3) Citizen of China
     (4) Citizen of Hong Kong
     (5) Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC


As of October 1, 2006